Exhibit 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Company Jurisdiction of Incorporation	Ownership Percentage

Syncline Technologies Inc.	Cayman Islands	100%
Deep Core (Barbados) Inc.	Barbados	100% (through the Company’s 100% equity ownership of Syncline Technologies Inc.)
Deep Core Inc. Sucursal	Colombia	100% (through the Company’s 100% equity ownership of Deep Core Barbados)